Filed by Nuveen Municipal Credit Income Fund

(Commission File No. 333-295829)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Virginia Quality Municipal Income Fund

(Commission File No. 811-07490)

Nuveen Minnesota Quality Municipal Income Fund (NMS)

Nuveen Virginia Quality Municipal Income Fund (NPV)

Please exercise your right to vote as soon as possible!

We recently sent you proxy materials concerning an important proposal affecting your fund(s), which will be considered at a Special Meeting of Shareholders of the funds on September 24, 2026 at 2:00 p.m., Central Time. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL

Based on information provided by Nuveen Fund Advisors, each fund’s Board considered that its fund’s proposed merger may benefit the common shareholders of its fund in a number of ways, including, among other things:

●	The potential for higher common share net earnings and distribution levels
●	Greater secondary market liquidity and improved secondary market trading for common shares
●	Increased portfolio and leverage management flexibility due to the significantly larger asset base
●	Lower total operating expenses (excluding the costs of leverage)

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Your vote is very important. We encourage you as a shareholder to participate in your fund’s governance by returning your vote as soon as possible. If enough shareholders fail to cast their votes, a fund may not be able to hold its Meeting or the vote on the proposal and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. Because your vote is critical, our outreach to you will continue until there is sufficient voting.

Please vote using one of the following options:

VOTE WITH A LIVE AGENT

Call 1-888-550-8069 with any questions. Specialists can assist with voting. Available Monday-Friday from 9 a.m. – 11 p.m. and Saturday 12 p.m. – 6 p.m. ET

VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card.

VOTE BY TOUCH-TONE TELEPHONE

Call the toll-free number listed on your proxy card.

VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully.

https://www.nuveen.com/en-us/investments/proxy-information#closed-end-funds

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

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